Consolidated Financial Statements

Micrologix Biotech Inc.

(Expressed in Canadian dollars)

April 30, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MIGENIX Inc. (formerly Micrologix Biotech Inc.)

AUDITORS’ REPORT

To the Shareholders of

Micrologix Biotech Inc.

We have audited the consolidated balance sheets of Micrologix Biotech Inc. as at April 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation.

“Ernst & Young LLP”

Chartered Accountants

Vancouver, Canada

June 11, 2004.

Micrologix Biotech Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2004 $	2003 $

ASSETS
Current
Cash and cash equivalents [note 4[a]]	4,382,632	6,172,132
Short-term investments [note 4[b]]	17,335,814	19,431,847
Amounts receivable [note 15]	72,729	3,059,420
Prepaid expenses and deposits	269,183	549,563
Total current assets	22,060,358	29,212,962
Long-term investments [note 6]	1,000	—
Other assets [note 11[b][iv]]	462,587	—
Capital assets [note 7]	1,357,528	1,321,040
Intangible assets [note 8]	2,177,977	3,035,754
	26,059,450	33,569,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 9 and 17]	2,943,442	3,556,387
Current portion of capital lease obligation [note 10]	58,129	—
Current portion of deferred revenue [note 16]	—	456,564
Total current liabilities	3,001,571	4,012,951

Capital lease obligation [note 10]	68,344	—
Deferred revenue [note 16]	—	695,885
	3,069,915	4,708,836
Commitments [note 11]
Shareholders’ equity
Common shares [note 13[a]]	108,516,632	102,293,040
Preferred shares [note 13[b]]	6	5
Shares to be issued [note 13[i]]	—	111,072
Contributed surplus	261,999	27,126
Deficit	(85,789,102)	(73,570,323)
Total shareholders’ equity	22,989,535	28,860,920
	26,059,450	33,569,756

See accompanying notes

On behalf of the Board:

“Robert W. Rieder”

“Colin R. Mallet”

Director

                                 Director

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2004 $	2003 $	2002 $

REVENUE
Licensing [notes 15 and 16]	1,153,449	370,651	—
Research and development collaboration [notes 15 and 16]	1,818,108	8,260,336	—
	2,971,557	8,630,987	—

EXPENSES
Research and development	10,128,220	15,783,294	16,321,779
General and corporate	3,648,781	4,381,555	3,793,849
Amortization [notes 7 and 8[d]]	725,639	768,926	698,516
Write-down of intangible assets [note 8[e]]	1,069,170	689,542	1,129,782
	15,571,810	21,623,317	21,943,926
Operating loss	(12,600,253)	(12,992,330)	(21,943,926)

Other income (expense):
Interest income	602,164	996,874	2,136,591
Foreign exchange (loss)	(220,690)	(354,557)	(103,569)
	381,474	642,317	2,033,022
Loss for the year	(12,218,779)	(12,350,013)	(19,910,904)

Deficit, beginning of year	(73,570,323)	(61,220,310)	(41,309,406)
Deficit, end of year	(85,789,102)	(73,570,323)	(61,220,310)

Basic and diluted loss per common share [note 13[h]]	$(0.26)	$(0.30)	$(0.52)

Weighted average number of common shares outstanding [note 13[h]]	47,833,452	41,625,790	38,262,287

See accompanying notes

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2004 $	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the year	(12,218,779)	(12,350,013)	(19,910,904)
Items not affecting cash:
Amortization	725,639	768,926	698,516
Write-down of intangible assets	1,069,170	689,542	1,129,782
Stock-based compensation	234,873	27,126	—
(Gain) loss on disposal of assets	(2,011)	7,283	47,332
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	313,880	229,224	57,600
Amounts receivable	2,986,691	(2,974,547)	63,054
Prepaid expenses and deposits	280,380	(41,804)	(249,742)
Accounts payable and accrued liabilities	(1,119,910)	(4,167,726)	3,026,599
Deferred revenue	(1,152,449)	1,152,449	—
Cash used in operating activities	(8,882,516)	(16,659,540)	(15,137,763)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	6,109,705	5,538,290	49,500
Issuance of Special Warrants, net of issue costs	—	—	(18,540)
Redemption of preferred shares	—	(618,560)	—
Repayment of capital lease obligation	(49,410)	—	—
Cash provided by financing activities	6,060,295	4,919,730	30,960

INVESTING ACTIVITIES
Funds from short-term investments	27,540,419	29,703,221	47,713,696
Purchase of short-term investments	(25,758,266)	(14,083,243)	(37,213,314)
Purchase of capital assets	(154,816)	(267,220)	(437,628)
Intangible asset expenditures	(595,627)	(2,062,251)	(301,883)
Proceeds on disposal of capital assets	1,011	14,630	—
Cash provided by investing activities	1,032,721	13,305,137	9,760,871

(Decrease) increase in cash and cash equivalents	(1,789,500)	1,565,327	(5,345,932)
Cash and cash equivalents, beginning of year	6,172,132	4,606,805	9,952,737
Cash and cash equivalents, end of year	4,382,632	6,172,132	4,606,805

Supplemental cash flow information
Increase in capital lease obligation	175,883	—	—
Issuance of common shares on conversion of preferred shares	113,887	396,575	—
Increase in intangible assets for preferred shares issued	113,888	1,015,138	—
Increase in intangible assets for common shares issued or to be issued	—	—	84,500

See accompanying notes

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

Micrologix Biotech Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia. The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs to advance therapy and improve health.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Micrologix Biotech (USA) Inc., M&M Holdings Inc. and MBI Acquisition Corp., incorporated under the laws of the State of Delaware, USA. Micrologix Biotech (USA) Inc. is inactive and the other two subsidiaries were incorporated April 1, 2004 [see note 11[b][iv]]. Intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

Leasehold improvements

Straight-line over the term of the lease

The Company reviews the carrying value of capital assets for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

Intangible assets

Patents and trademarks are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents and trademarks. Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Patents, trademarks, technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for patents, trademarks, technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on factors including undiscounted cash flows, the excess of such costs are charged to operations.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Licensing fees consist of non-refundable initial fees derived from licensing arrangements. Initial fees received which require the Company’s ongoing involvement through development collaboration are deferred and amortized into revenue on a straight-line basis over the term of the underlying product development period.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Since the Company’s stock options, common shares to be issued, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 13[d]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value [note 3]. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 13[e]].

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

The Company has elected to prospectively adopt the amendments to the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plans to executive officers, directors and employees, effective May 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plans to non-employees effective May 1, 2002. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective May 1, 2003, the Company recorded stock-based compensation expense of $210,870 [2003 - $nil; 2002 - $nil] during the year ended April 30, 2004 [note 13[e]].

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash equivalents

Cash equivalents includes $2,931,267 [2003 - $5,315,050] of investment grade commercial paper with maturities to June 22, 2004 and a weighted average interest rate of 1.9% [2003 - 2.2%]. Of the total amount of cash and cash equivalents, $1,235,523 (US$900,461) [2003 - $3,482,275 (US$2,429,382)] are denominated in US dollars.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 2.5% [2003 - 3.4%] and maturity dates to March 1, 2005. At April 30, 2004, the fair value of the short-term investments was approximately $17,336,000 [2003 - $19,432,000], based on quoted market prices.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk

Financial risk is the risk to the Company that arises from: [i] fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates; and [ii] credit risk associated with the financial stability of the issuers of the financial instruments in which the Company invests [note 4] and collaborators and other parties from whom the Company has amounts receivable. The Company purchases a significant amount of its goods and services in United States (“US”) dollars and also earns research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

6. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank. The 4,000 Series A preferred shares represented, at the date of the agreement, 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding. The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000. In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

The Series A preferred shares are:

(i)

convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company’s option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company’s option commencing December 15, 2011 and annually thereafter.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

7. CAPITAL ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2004
Furniture and equipment	2,958,098	1,863,480	1,094,618
Computer equipment	652,719	426,178	226,541
Leasehold improvements	1,197,462	1,161,093	36,369
	4,808,279	3,450,751	1,357,528

2003
Furniture and equipment	2,648,942	1,628,469	1,020,473
Computer equipment	620,792	335,931	284,861
Leasehold improvements	1,154,687	1,138,981	15,706
	4,424,421	3,103,381	1,321,040

During the year ended April 30, 2004, amortization expense for capital assets was $347,368 [2003 - $452,629; 2002 - $430,003]. At April 30, 2004, included in capital assets is lab equipment held under a capital lease with a cost of $175,883 and accumulated amortization of $17,589.

8. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2004
Acquired technology	1,122,916	168,437	954,479
Technology licenses	798,015	576,600	221,415
Patents	1,300,005	317,792	982,213
Trademarks	27,777	7,907	19,870
	3,248,713	1,070,736	2,177,977

2003
Acquired technology	1,641,807	82,090	1,559,717
Technology licenses	1,322,837	574,942	747,895
Patents	913,092	207,189	705,903
Trademarks	27,388	5,149	22,239
	3,905,124	869,370	3,035,754

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

8. INTANGIBLE ASSETS (cont’d.)

[a]   On May 20, 2002, the Company acquired two pre-clinical programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and entered into a license and research agreement with BioSource Pharm, Inc. for consideration as follows:

i.

$618,560 (US$400,000) in cash and the issuance of 750,000 Series A preferred shares with a value of $618,561 (US$400,001) [note 13 [b][i]]; and

ii.

the issuance of 1,000,000 Series B preferred shares with a value of $2 (US$1) [note 13 [b][ii]].

The amount of $1,237,123 (US$800,002) was recorded as acquired technology during the year ended April 30, 2003. The Company is also obligated in the future to pay milestones pursuant to the Series A and Series B preferred shares [note 13[b][i] and [ii]], up to US$3,000,000 cash if certain drug development milestones are achieved and royalties on future product sales.

[b]

On September 12, 2002, the Company acquired a portfolio of antiviral technologies and product candidates pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. and entered into a collaboration and license agreement with Hybridon, Inc. in respect of one of the acquired technologies (the “HPV oligonucleotide drug candidate”) for consideration as follows:

i.

$817,260 in cash and the issuance of 250,000 Series C preferred shares with a value of $396,575 (US$250,000) [note 13[b][iii]];

ii.

the issuance of 5,250,000 Series C preferred shares with a value of $2 (US$1) [note 13[b][iii]]; and

iii.

royalties on future product sales of the HPV oligonucleotide drug candidate.

Of the total amount of $1,213,837, the portion related to the collaboration and license agreement in the amount of $713,837 was recorded as technology licenses and $500,000 was recorded as acquired technology during the year ended April 30, 2003.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

8. INTANGIBLE ASSETS (cont’d.)

[c]

On February 2, 2004, the Company entered into a license agreement with Virogen Limited (“Virogen”) to acquire the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections. As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares [note 13[b][iv]]. Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company have been recorded as technology licenses in the amount of $189,015 (including acquisition costs of $56,272) and the remaining 4,000,000 Series D preferred shares have been recorded at their aggregate redemption value of $1.

[d]

During the year ended April 30, 2004, amortization expense for intangible assets was $378,271 [2003 - $316,297; 2002 - $268,513].

[e]

During the year ended April 30, 2004, the Company performed reviews of the carrying value of its intangible assets and as a result $1,069,170 [2003 - $689,542; 2002 - $1,129,782] of net book value was written off with respect to technology not related to the Company’s current focus.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004 $	2003 $

Trade accounts payable	1,488,308	1,378,848
Accrued compensation	814,175	795,567
Accrued contract research	461,272	1,216,486
Accrued liabilities and other	179,687	165,486
	2,943,442	3,556,387

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

10. CAPITAL LEASE OBLIGATION

During the year ended April 30, 2004, the Company entered into a lease agreement, expiring June 30, 2006, relating to lab equipment for which the future minimum lease payments are as follows:

$

2005	65,614
2006	65,614
2007	5,468
Total future minimum lease payments	136,696
Less: Amount representing interest (7.9%)	10,223
Present value of minimum lease payments	126,473
Current portion of capital lease obligation	58,129
Long term portion of capital lease obligation	68,344

11. COMMITMENTS

[a]

Premises lease agreement

The Company has the following future annual minimum lease commitments with respect to its office and research premises which expires May 14, 2005:

$

2005	437,668
2006	18,236
455,904

Rent expense for the year ended April 30, 2004 amounted to $375,676 [2003 - $335,850; 2002 - $318,350] net of sublease income of $60,000 [2003 - $42,500; 2002 - $60,000] and leasehold inducement amortization of $1,992 [2003 - $49,412; 2002 - $49,412].

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

11. COMMITMENTS (cont’d.)

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2004 and 2003, no royalties were payable.

[ii]

The Company, pursuant to research, manufacturing, and service agreements, has made commitments to fund $1,278,000 to April 30, 2005. Of this amount, $1,107,000 (US$807,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$13,600,000 of which US$10,600,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 13[b].

[iv]

On April 15, 2004 the Company entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. (“MitoKor”), a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer’s, arthritis, Parkinson’s, and other diseases. The acquisition, anticipated to close in August 2004, is subject to a California fairness hearing, the approval of MitoKor’s shareholders, and other customary conditions such as regulatory approval. On closing of the acquisition, the Company will: (i) issue approximately 5.5 million common shares representing a value of approximately US$4.2 million as at April 15, 2004 including a working capital adjustment to be finalized prior to closing; (ii) issue 4 million Series E preferred shares for potential future milestone payments, which represent up to US$4 million in stock and/or cash that may be paid upon the achievement of specified product development or other milestones related to the MitoKor portfolio over the 36 month period subsequent to closing; (iii) pay US$25,000 in cash; and (iv) assume warrants that if exercised by the MitoKor warrant holders would result in the Company issuing approximately 106,165 common shares, paying US$99,358 in cash and up to an additional US$71,765 in cash and/or common shares upon the achievement of the same milestones in (ii) above. The Company, on April 1, 2004, incorporated MBI Acquisition Corp. and M&M Holdings Inc., to facilitate the acquisition.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

11. COMMITMENTS (cont’d.)

Professional fees incurred to April 30, 2004 with respect to the transaction have been recorded as other assets and will be included in the determination of the final purchase price. The transaction will be accounted for using the purchase method of accounting for business combinations.

12. INDEMNIFICATION

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

13

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL

[a]

Common shares

There are 300,000,000 common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2001	39,359,059	95,721,675
Issued for cash pursuant to:
Exercise of stock options [note 13[d][iii]]	15,000	49,500
Issued pursuant to license and development agreement	100,000	587,000
Balance, April 30, 2002	39,474,059	96,358,175
Issued for cash pursuant to:
Private placement with senior executives [note 13[a][ii]]	48,100	43,290
Private placement with Biotechnology Value Fund [note 13[a][iii]]	7,850,000	5,495,000
Issued on conversion of Series C preferred shares [note 13[b][iii]]	379,139	396,575
Balance, April 30, 2003	47,751,298	102,293,040
Issued for cash pursuant to:
Exercise of stock options [note 13[d][iii]]	3,500	2,460
Private placement with senior executives [note 13[a][ii]]	125,300	75,180
Private placement, net of issuance costs [note 13[a][i]]	6,750,000	6,032,065
Issued on conversion of Series D preferred shares [note 13[b][iv]]	190,803	113,887
Balance, April 30, 2004	54,820,901	108,516,632

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[a]

Common shares (cont’d.)

[i]

Private Placement $6.75 million

On March 8, 2004, the Company completed a private offering of 6,750,000 units at a price of $1.00 per unit for gross proceeds of $6,750,000 with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[ii]

Private Placements with Senior Executives

On August 28, 2003, the Company issued 125,300 common shares to nine senior executives at a price of $0.60 per common share for proceeds of $75,180 pursuant to the investment of a portion of these executives’ compensation.

On August 26, 2002, the Company issued 48,100 common shares to four senior executives at the market price of $0.90 per common share for proceeds of $43,290 pursuant to the investment of a portion of these executives’ compensation.

[iii]

Private Placement with Biotechnology Value Fund

On December 3, 2002, the Company issued 7,850,000 common shares for proceeds of $5,495,000. Additionally, the Company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares

There are 100,000,000 preferred shares without par value, issuable in series authorized for issuance. The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A

	Number of Shares #	Amount $

Balance, April 30, 2002	-	-
Issued pursuant to asset acquisition [note 8[a]]	750,000	618,561
Redeemed by cash payment	(400,000)	(618,560)
Balance, April 30, 2003 and 2004	350,000	1

During the year ended April 30, 2003, the Company paid US$400,000 ($618,560) upon the redemption of 400,000 of the Series A preferred shares.

The 350,000 Series A preferred shares outstanding at April 30, 2004 are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series A preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of the 350,000 Series A preferred shares are uncertain, these Series A preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Conversion Price”). If the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[ii]

Preferred shares, Series B

	Number of Shares #	Amount $

Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 8[a]]	1,000,000	2
Balance, April 30, 2003 and 2004	1,000,000	2

The Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series B preferred share from time to time upon the achievement of specified drug development milestones in the Company’s lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of 1,000,000 Series B preferred shares are uncertain, these Series B preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company at its option can redeem the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series B preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Conversion Price”). If the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 8[b][i] and [ii]]	5,500,000	396,577
Converted into common shares	(250,000)	(396,575)
Balance, April 30, 2003 and 2004	5,250,000	2

During the year ended April 30, 2003, the Company converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company.

The 5,250,000 Series C preferred shares outstanding at April 30, 2004 are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s HPV oligonucleotide program. As the achievement of the specified drug development milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, these Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 16, 2010, the Company at its option can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion price will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company’s common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company’s common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iv]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2002 and 2003	—	—
Issued for technology license, net of issuance costs [note 8[c]]	4,100,000	113,888
Converted into common shares	(100,000)	(113,887)
Balance, April 30, 2004	4,000,000	1

During the year ended April 30, 2004, the Company converted 100,000 of the Series D preferred shares into 190,803 common shares of the Company with a value of $113,887, net of issuance costs of $18,855 (based on the market price of the Company’s shares on signing the license agreement).

The 4,000,000 Series D preferred shares outstanding at April 30, 2004 are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s celgosivir program. As the achievement of the specified drug development milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, these Series D preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2000 and, subject to reconfirmation by shareholders at the 2005 annual general meeting of the Company, will remain in effect until July 31, 2010, unless terminated earlier. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors.

[d]

Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]

The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 common shares which were conditionally reserved for issuance. The maximum number of common shares that may be issued pursuant to the 1996 Plan was decreased to 1,597,526 when the Company’s 2000 Stock Option Plan (“2000 Plan”) was approved [note 13[d][ii]] of which 63,000 have been exercised leaving 1,534,526 common shares that can be issued pursuant to the 1996 Plan. As at April 30, 2004, there are stock options for the purchase of 1,019,500 common shares outstanding pursuant to the 1996 Plan [2003 - 1,086,625] and 515,026 common shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. No options have been granted under the 1996 plan subsequent to September 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. The grant of options under the 1996 Plan will terminate as of February 9, 2006.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[ii]

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company’s 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 2,750 have been issued pursuant to the exercise of stock options leaving 3,997,250 common shares that can be issued pursuant to the 2000 Plan. As at April 30, 2004, there are stock options for the purchase of 2,875,975 [2003 - 2,170,250] common shares outstanding pursuant to the 2000 Plan and 1,121,275 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The grant of options under the 2000 Plan will terminate as of July 31, 2010.

[iii]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2001	1,702,200	3.97
Options granted	1,923,000	1.32
Options exercised	(15,000)	3.30
Options forfeited	(951,700)	3.55
Balance, April 30, 2002	2,658,500	2.20
Options granted	849,000	0.84
Options forfeited	(250,625)	4.65
Balance, April 30, 2003	3,256,875	1.66
Options granted	739,300	1.30
Options exercised	(3,500)	0.70
Options forfeited	(97,200)	2.66
Balance, April 30, 2004	3,895,475	1.57

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[iv]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.55-0.71	114,500	0.63	5.9	75,500	0.61
0.72-1.07	1,911,125	0.90	6.5	936,500	0.85
1.08-1.59	1,041,250	1.58	5.5	895,407	1.58
1.60-2.30	371,725	1.84	6.0	169,931	1.87
2.31-3.40	166,500	3.05	2.8	166,500	3.05
3.41-5.37	178,000	4.56	2.2	174,750	4.56
5.38-8.00	112,375	5.93	3.8	101,875	5.87
	3,895,475	1.57	5.7	2,520,463	1.78

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $234,873 [2003 - $27,126; 2002 - $nil] during the year ended April 30, 2004. This expense has been allocated to research and development $87,622 [2003 - $27,126; 2002 - $nil] and general and corporate $147,251 [2003 - $nil; 2002 - $nil] on the same basis as cash compensation.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2004 $	2003 $

Loss for the year as reported	(12,218,779)	(12,350,013)
Fair value of stock-based compensation	(104,000)	(199,000)
Proforma loss for the year	(12,322,779)	(12,549,013)

Proforma basic and diluted loss per share	(0.26)	(0.30)

The weighted average fair value of stock options granted during the year ended April 30, 2004 was $0.92 per share [2003 - $0.62 per share]. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2004	2003

Annualized volatility	91.6%	91.5%
Risk-free interest rate	3.3%	3.4%
Expected life	5 years	5 years
Dividend yield	0.0%	0.0%

[f]

Warrants

As at April 30, 2004, the Company had warrants outstanding for the purchase of 5,851,664 [April 30, 2003: 1,970,414] common shares at an average exercise price per common share of $1.56 [April 30, 2003: $2.25], expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[g]

Escrowed shares

At April 30, 2004, 1,186,772 [2003 - 1,186,772] common shares are held in escrow. These escrowed shares were issued in 1993 to the then principals of the Company. The escrowed shares may be released upon specific milestones being achieved by the Company and/or based on the Company’s cumulative cash flow. Any shares not released by October 22, 2005 will be cancelled.

[h]

Loss per common share

	2004	2003	2002

Numerator
Loss for the year	($12,218,779)	($12,350,013)	($19,910,904)
Denominator
Weighted average number of common shares outstanding including escrowed shares	49,020,224	42,812,562	39,449,059
Less: weighted average number of escrowed shares outstanding	(1,186,772)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	47,833,452	41,625,790	38,262,287

Basic and diluted loss per common share	$(0.26)	$(0.30)	$(0.52)

[i]

Shares to be issued

The Company has reclassified the amount of $111,072 (US$80,000) previously recorded as shares to be issued to accounts payable and accrued liabilities as the amount may be settled in cash.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

14. INCOME TAXES

As at April 30, 2004 the Company has approximately $21,286,000 of research and development expenditures available for unlimited carryforward, $5,707,000 of federal investment tax credits which begin to expire in 2005, $1,278,000 of provincial investment tax credits which begin to expire in 2012 and $56,001,000 of non-capital losses which begin to expire in 2005, which may be used to reduce future Canadian income taxes otherwise payable. The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2005	64,000	3,263,000
2006	274,000	3,965,000
2007	453,000	6,640,000
2008	634,000	8,983,000
2009	690,000	16,501,000
2010	602,000	7,881,000
2011	680,000	8,768,000
2012	625,000	—
2013	765,000	—
2014	920,000	—
	5,707,000	56,001,000

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains. The Company also has a net operating loss carryforward for U.S. federal income tax purposes of approximately $650,000, which begins to expire in 2011.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2004 $	2003 $

Future tax assets:
Research and development deductions and credits	12,534,000	9,313,000
Loss carryforwards	19,948,000	18,034,000
Share issue costs	212,000	295,000
License fees received	-	411,000
Tax values of depreciable assets in excess of accounting values	2,169,000	1,598,000
Total future tax assets	34,863,000	29,651,000
Valuation allowance	(34,863,000)	(29,651,000)
Total future tax assets	-	-

No income tax benefits relating to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 36.95% [2003 – 38.95%; 2002 – 42.95%] statutory tax rate, at April 30, is:

	2004 $	2003 $	2002 $

Income tax recovery at statutory rates	(4,515,000)	(4,810,000)	(8,552,000)
Non-capital loss carried forward	3,240,000	3,319,000	7,228,000
Amortization in excess of capital cost allowance for tax	268,000	299,000	300,000
Write-down of intangible assets	395,000	269,000	485,000
Stock-based compensation	87,000	-	-
Research and development expenses carried forward	1,263,000	789,000	913,000
License fees received	(426,000)	449,000	-
Share issue costs	(358,000)	(320,000)	(353,000)
Other	46,000	5,000	(21,000)
	-	-	-

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada [note 11[b][iv]]. All of the Company’s revenue in the years ended April 30, 2004 and 2003 was derived from one collaborator located in the United States [note 16]. As at April 30, 2004, the Company had accounts receivable of $nil [2003 - $2,833,617 (US$1,976,850)] due from this collaborator.

16. COLLABORATIVE AGREEMENTS

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the North American rights to the Company’s product candidate for the prevention of central venous catheter-related bloodstream infections (the “CVC product candidate”). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and was entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company received funding for all development costs for the CVC product candidate. The upfront license fee was being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding was being recognized as revenue as the clinical development activities were performed under the terms of the agreement. On September 22, 2003 the Company and Fujisawa amended the collaboration and license agreement by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. On January 20, 2004, Fujisawa elected to terminate the agreement and all rights pertaining to the CVC product candidate were returned to the Company [note 20[a]]. Accordingly, the unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002 was recorded as licensing revenue during the year ended April 30, 2004.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

17. RELATED PARTY TRANSACTIONS

All transactions noted below are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

[a]

During the year ended April 30, 2004, the Company incurred legal fees of $767,455 [2003 - $732,756; 2002 - $377,546] inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2004, is $557,140 [2003 - $253,382] owed to this law firm.

[b]

During the year ended April 30, 2002, the Company incurred consulting fees of $10,000 payable to a director of the Company for additional services provided while the Company was recruiting a new President and Chief Executive Officer.

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[b]

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $5,000 in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2004 [2003 - $50,000; 2002 - $44,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended April 30, 2004, 2003 and 2002, respectively: risk free interest rates of 3.3%, 3.4% and 4.3%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 91.6%, 91.5% and 85%; and a weighted average expected life of the options of five years.

[c]

Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company re-evaluated its classification and accordingly, as of May 1, 2001, the Company determined it would re-classify its short-term investments from available-for-sale securities to held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company’s intent to hold the underlying securities to maturity. The Company has amortized the unrealized gain at May 1, 2001 over the remaining life of the security.

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income comprises only unrealized gains on available-for-sale securities.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:

	2004	2003
	$	$

Intangible assets	1,043,931	797,891
Additional paid-in capital	2,198,196	1,958,323
Deficit	(88,859,345)	(77,739,383)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	2004	2003	2002
	$	$	$

Loss for the year, Canadian GAAP	(12,218,779)	(12,350,013)	(19,910,904)
Adjustment for amortization and write-down of acquired technology	605,237	400,571	—
Adjustment for amortization and write-down of technology licenses	687,595	35,692	—
Adjustment for purchase of in-process research and development	(189,015)	(2,674,126)	—
Adjustment for stock-based compensation
- non-employees	(5,000)	(50,000)	(44,000)
Loss for the year, U.S. GAAP	(11,119,962)	(14,637,876)	(19,954,904)

Reclassification adjustment for unrealized gains on short-term investments	—	(11,968)	(85,568)
Comprehensive loss for the year, U.S. GAAP	(11,119,962)	(14,649,844)	(20,040,472)

Basic and diluted loss per share, U.S. GAAP	$(0.23)	$(0.35)	$(0.52)
Weighted average number of common shares outstanding, U.S. GAAP	47,833,452	41,625,790	38,262,287

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended April 30, 2004.

20. SUBSEQUENT EVENTS

[a]

On June 3, 2004, the Company entered into an exclusive negotiation period to license the Company’s product candidate for the prevention of catheter-related infections, to an undisclosed third party. The negotiation period is for up to 60 days during which the Company will negotiate exclusively with the third party the terms of a definitive license agreement. The Company has received a non-refundable fee as compensation for suspending licensing discussions with other parties during the exclusivity period.

[b]

The Company granted options to acquire 284,000 common shares at exercise prices ranging from $1.19 to $1.20 and expiring between June 13, 2009 and June 28, 2012.